ENERGY EXPLORATION TECHNOLOGIES INC

for the year ended and as at December 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 27, 2007. It should be reviewed in conjunction with the audited year-end Consolidated Financial Statements for the period ended December 31, 2006.

As used in this MD&A, the terms "we", "us", "our", "NXT" and "Company" mean Energy Exploration Technologies Inc.

Our reporting currency is the United States of America dollar. All references to "dollars" in this MD&A refer to United States or U.S. dollars unless specific reference is made to Canadian or Cdn. dollars. The rate of exchange of Canadian dollars to United States dollars as of December 31, 2006 was Cdn. $1.17 to U.S. $1.00.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Description of Business

We are a Calgary based technology-driven exploration company and are in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for two dimentional reconnaissance seismic thus saving clients valuable time and money. SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions. NXT offers its services worldwide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

Overall Performance

The Company achieved modest success in implementing the business plan initiated in the beginning of 2006. We executed and completed our first fee-for-service SFD contract earning revenue of $1,063,645. Additionally, we received at the end of the year a Cdn $300,000 non-refundable deposit on a second SFD survey valued at Cdn. $3,000,000. Flight operations for this contract were completed in Q1 of 2007. Both SFD survey contracts include provisions for the Company to acquire Gross Overriding Royalty rights (“GORR”) on any land developed by clients as a result of information derived from SFD surveys.

1

With the execution of these contracts we have improved our financial position and initiated the transition from being a technology start-up to a successful operational company. We begin 2007 with strong cash reserves and the expectation of executing additional contracts, generating positive cash flow from operating activities and operating profits in the future. We expect to build in 2007 and the future on these modest operating successes of 2006 as the oil and gas industry awakens to the significant advantages of our SFD technology for oil and natural gas exploration.

Selected Annual Information

	For the year ended December 31,
	2006	2005	2004
SFD revenue net of survey cost	$919,002	$-	$-
Oil and natural gas revenue	36,884	48,686	48,031
Net loss	3,767,458	7,836,478	3,182,421
Basic and diluted loss per share	0.15	0.37	0.16
Net cash used by operating activities	(992,997)	(1,090,451)	(2,784,949)
Cash and short term investments	1,980,449	1,104,277	837,431
Total assets	2,904,196	2,459,323	2,657,956
Long term liabilities	-	207,625	233,253

Financial highlights for 2006

·

The company completed a Cdn. $1,200,000 (U.S. $1,063,645) SFD survey in the fourth quarter that was recognized as revenue in the statement of loss. We executed an additional Cdn. $3,000,000 SFD contract in December to be completed in 2007.

Pursuant to these two contracts we received cash of Cdn. $900,000 in the form of progress payments and billed an additional Cdn. $600,000.

·

In April and May of 2006 the Company completed a private placement wherein 2,276,560 units were issued for $2,094,000 of cash and $30,000 of other considerations. Each unit consisted of one common share and a $2.00 two year warrant.

·	Throughout the year 2,627,288 common shares were issued through the conversion of $1,821,871 of convertible debentures and $130,434 of accrued interest.

·

These three events were largely responsible for the significant improvement in our financial position. Our cash and short term investments held on account as the end of the year are $1,980,449; an increase of $876,172 from the beginning of the year.

Working capital ended the year at $1,085,092 as compared with working capital deficit of $2,393,872 at the end of last year.

·	We renewed our lease for our office facility in Calgary Alberta for a 6 year term.

Results of Operations

The SFD survey revenue for the year ended December 31, 2006 is U.S. $1,063,645 and is related to one SFD survey contract that was completed prior to the end of 2006. Our oil and natural gas revenue is generated from one producing well in Alberta, Canada. The Company anticipates that oil and natural gas revenue shall become less significant as the Company completes SFD survey contracts.

Revenues from SFD survey contracts are reflected in the Consolidated Statement of Loss in accordance with our accounting policy of recognizing revenue on a completed contract basis. Prior to completion all money received or invoiced for the contract will be reflected on the Balance Sheet as Unearned Revenue. All costs incurred for the contract will be reflected on the Balance Sheet as Work-in-Progress. At December 31, 2006 we reported Unearned Revenue of $249,047 representing the deposit received on the SFD contract scheduled for completion in 2007.

	For the year ended December 31,
	2006	2005	2004
SFD survey revenue	$1,063,645	$-	$-
Survey costs	144,643	-	-
	919,002	-	-
Oil & gas revenue	36,884	48,686	48,031
Total revenue net of direct costs	$955,886	$48,686	$48,031

Survey Revenues

The Company competed one SFD survey for two clients for an area that exceeded 5,000 km2 in the Swan Hills region of Alberta, Canada. The survey generated revenue of Cdn $1,200,000 plus entitles the Company to a GORR for any future production resulting from the SFD survey. There is currently no production that is subject to GORR and there can be no certainty that any GORR revenue will be generated from this survey, however our clients are actively pursuing exploration program on areas identified by the SFD survey.

Oil and Natural Gas Revenues

The Company has a well at Entice, Alberta in which we have a 22.5% working interest. The revenue variation from 2005 to 2006 is due to natural decline.

	For the year ended December 31,
	2006	2005	2004
Production average in thousand cubic feet (mcf) per day	18	23	33
Revenues; net of royalty expense	$36,884	$48,686	$48,031
Average price received net of royalties per mcf	$5.89	$4.47	$4.62
Average operating cost per mcf	$0.71	$0.45	$0.57

Operating Loss from Continuing Operations

We incurred an operating loss of $2,633,196 in 2006 (2005 - $6,371,750 and 2004 - $3,245,678 ), representing an overall decrease of $3,738,554 (59%).

	For the year ended December 31,
	2006	2005	2004
Total revenue net of direct costs	$955,886	$48,686	$48,031
Operating expenses
Oil and natural gas operating expenses	4,752	4,728	5,735
Administrative	2,482,663	2,742,734	2,370,380
Depletion and impairment of oil and natural gas properties	1,017,165	586,011	192,921
Amortization and depreciation	84,502	57,755	57,930
Research & development	-	3,000,000	-
Survey cost - non revenue	-	29,208	666,743
	3,589,082	6,420,436	3,293,709
Other income (expense )
Interest expense (income)	(3,888)	58,424	531
Interest on convertible debentures [note 9]	1,137,296	1,418,557	-
Other	854	4,881	(30,294)
Other income (expense )	1,134,262	1,481,862	(29,763)
Net loss from continuing operations before income tax	$3,767,458	$7,853,612	$3,215,915

Operating Expenses

•	2006 is the Company's breakthrough year for SFD survey revenue income due to having completed our first SFD survey contract per our revised business plan.

•

The increase in Survey Operations & Support expenses in 2006 over 2005 relates to having flown and completed our first contract. The high non-revenue survey costs incurred in 2004 was generally related to a non-revenue survey conduct in Syria.

•

Depletion and Impairment - unproved properties are assessed for any impairment to value. We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases. The increases in these expenses since 2004 relate mainly to impairment write-downs of undeveloped land.

•

Non-cash Research & Development expenses were recognized in 2005 for $3,000,000 and as nil in 2006 and 2004. This non- cash expense is related to intellectual properties purchased and then expensed as per FAS 2. See note 8 regarding Preferred Shares in the Company's Consolidated Financial Statements. All other expenses related to research and development were disclosed under administrative expense.

Other Income (Expense )

•

Interest income was offset by interest expense resulting in $3,888 net income in 2006 as compared to $58,424 net expense in 2005 ($531 net expense - 2004). The 2006 increase in income is due to short term investments generating increased income and the decrease in interest expense is because two of three shareholder loans were retired in 2005.

•	Interest on convertible debenture consists of:

	For the year ended December 31,
	2006	2005	2004
Accretion of convertible debenture	$1,008,639	$500,737	$-
Change in fair market value of conversion feature	(402,178)	882,537	-
Interest on convertible debenture including registration penalty	530,835	35,283	-
Total convertible debenture interest	$1,137,296	$1,418,557	$-

The registration penalty obligation was incurred through a registration rights agreement provided to all investors in the 2005 convertible debenture. Pursuant to this rights agreement the company was obliged to accrue a 2% per month registration penalty for month four and beyond following the close of the convertible debenture private placement. The penalty shall continue being accrued until the shares become free trading as per the following subsequent events:

•	when the company files and goes effective with a registration statement with the SEC to register all the underlying shares to the convertible debenture; or

•	when the underlying shares to the convertible debenture become free trading pursuant to Rule 144 of the SEC which is generally 12-24 months following the close of the convertible debenture; or

•	when the underling shares become free trading on a recognized exchange such as the Canadian TSX-V.

The company does not intend to pursue the SEC registration of the securities as the underling securities will become free trading within two years of close pursuant to Rule 144 and immediately upon the company becoming registered on the TSX-V. The company believes that either of these two alternative options will result in free trading shares prior to our ability to go effective with a registration statement with the SEC.

The interest and registration penalty as per the debenture agreement can be paid either through the issuance of shares or by cash. Our intention is to pay interest through the issuance of cash. As per the terms of the debenture, shares are to be valued at $0.70 per share for the payment of the registration penalty. This option is deemed uneconomic as our shares currently trade at a substantial premium to this price.

The registration penalty is scheduled for payment upon the underlying shares becoming free trading.

Other Comprehensive Income

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the U.S. dollar trades higher relative to the Canadian dollar, net assets held in Canadian dollars will decline in value as recorded in the U.S. dollar equivalent and this decline will be reflected as a foreign exchange loss in a period. The equivalent Canadian dollars for a U.S. dollar changed from $1.165 at December 31, 2006 compared to $1.163 at December 31, 2005 and $1.202 at December 31, 2004. All periods also experienced fluctuation in currency exchange rates throughout the period.

Summary of Quarterly Results

	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006
Revenue, net of direct cost	$927,629	$7,378	$8,706	$12,173
Net loss from continuing operations	831,155	511,092	1,697,664	727,547
Net loss from discontinued operations		-	-	-
Net loss	831,155	511,092	1,697,664	727,547
Comprehensive loss	903,840	517,451	1,633,686	799,674
Basic and diluted loss per share	0.03	0.02	0.07	0.03
Basic and diluted loss per share for continuing
operations	$0.03	$0.02	$0.07	$0.03

	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005
Revenue	$13,514	$14,507	$9,544	$11,121
Net loss from continuing operations	5,440,096	293,050	483,648	1,619,684
Net loss from discontinued operations	-	-	(4,303)	4,303
Net loss	5,440,096	293,050	479,345	1,623,987
Comprehensive loss	5,470,882	227,601	488,771	1,652,896
Basic and diluted loss per share	0.26	0.01	0.02	0.08
Basic and diluted loss per share for continuing
operations	$0.26	$0.01	$0.02	$0.08

In comparing Q4 2006 to Q3 2006, the increase in revenue is due to the recognition of revenue in conjunction with the completion of our SFD survey contract. Prior to contract completion, all revenue and expenses for this contract were held in Unearned Revenue and Work-in-Progress on the Balance Sheet. This was offset with a large depletion and impairment expense that was due to impairment in the value of undeveloped lands.

In comparing Q3 2006 to Q2 2006, there was a decrease in our net loss attributable to $252,657 decrease in our administrative expenses, and a decrease in non-cash interest expense on the convertible debentures of $928,157.

In comparing Q2 2006 to Q1 2006, there was an increase in our net loss attributable to $814,194 increase in non-cash interest expense on the convertible debentures including $304,972 of accretion expense and $363,871 of expense related to the change in value of the conversion feature of convertible debentures.

In comparing Q1 2006 to Q4 2005 there was a significant decrease in our net loss that was largely attributable to the non-recurrence of the research and development as well as a $1,338,133 reduction of non-cash interest on the convertible debentures. The reduced interest expense in Q1 2006 is largely attributable to $711,858 of accretion expense being partially offset by a $685,711 reduction in the fair market value of the conversion feature liability due to a decline in the market value of the Company’s common shares.

In comparing Q4 2005 to Q3 2005 there was a significant increase in our Net Loss. Two factors largely explain this change. In Q4 2005 $3,000,000 of research and development was expensed related to the issuance of preferred shares. Additionally in Q4 2005 $1,418,557 of non-cash interest was expensed, including $500,737 of accretion expense and $917,820 of expense related to the change in value of the conversion feature of convertible debentures. In aggregate $4,418,557 of non-cash expense was recorded in the Q4 2005 related to these transactions.

In comparing Q3 2005 to Q2 2005 there was a decrease in our net loss attributable to cost-cutting measures that reduced our administrative expenses for the period.

The decrease in the Net Loss in Q2 2005 as compared with Q1 2005 was largely attributable to non-recurrence of the write-off mentioned above and also an overall decrease in administrative costs.

Liquidity

The Company's cash position at December 31, 2006 has improved since December 31, 2005. We completed a private placement in 2006 that generated $2,094,000 of net proceeds. In addition in 2006 we completed and invoiced a Cdn. $1,200,000 contract to provide an SFD survey to two clients as well as received Cdn. $300,000 advance payment on a second contract that is scheduled to be completed in 2007.

There has been a further improvement in the Company's cash position since December 31, 2006. The Company has received Cdn. $600,000 for receivables that were outstanding at the end of 2006 as well as having received Cdn $1,727,429 in progress payments on 2007 contracts. Our cash and equivalents and short term investments held on account as of April 26, 2007 is Cdn. $3,541,456.

With cash and short term investments plus the positive working capital generated from our signed SFD survey contracts, we forecast having the required cash to operate for in excess of one year even without any additional sources of cash. However, our ability to continue as a going concern beyond this time is dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time. Furthermore, our projections on cash requirements is subject to estimates and material unforeseen cash requirements may occur that will adversely impact our projections.

Change in Working Capital in Year

As of December 31, 2006 our working capital is $1,085,092. This is an increase of $3,478,964 as compared with a working capital deficit of $2,393,872 as at December 31, 2005. This improvement in our working capital was primarily due to the following factors:

Sources of Working Capital in 2006

•	We closed two private placements in Q2 2006 that generated net cash of $2,094,000.

•

The carrying value convertible debenture value reduced by $412,830. This value reduced by $1,952,304 through the conversion of debentures into common shares and increased in value by accretion expense of $1,008,639 and accrued interest of $530,835.  The remaining outstanding convertible debentures will be converted into common shares either through the self-liquidating feature over approximately the next six months or earlier at the option of the investor. When converted to common shares the debenture liability will be discharged without a cash outlay.

•

The bifurcated conversion feature of the convertible debenture decreased in value by $1,352,390. $402,178 of this reduction was caused by the revaluation of the conversion feature and a further $950,212 of reduction is due to the conversion of debentures to Common Shares.

•	$89,137 was raised in the year from proceeds from options exercised.

Uses of Working Capital

	For the year ended December 31,
	2006	2005	2004
Annual capital expenditures	$106,858	$594,328	$205,233
Note payable due to an officer of the Company became a current
liability when term became due within one year	194,137	-	-
Used in operating activities	794,989	2,503,665	2,556,789
Foreign exchange loss experienced on working capital balances	$193,240	$(10,160)	$12,107

The decrease in annual capital expenditures is due to the reduction of funds invested in oil and natural gas properties as in accordance with our revised business plan.

Refer to Consolidated Financial Statements note 6, Note Payable, for details on loan agreement from officer/shareholder. This loan was due April 15, 2007 and is now on demand.

For working capital used in operating activities, see "Operating Activities" section below.

We currently hold our cash in Canadian as well as in U.S. dollars. Additionally most of our operating expenses are incurred in Cdn. Dollars. Our reporting currency is U.S. dollars. These positions expose us to exchange rate fluctuations between the Canadian and United States currencies.

Cash Flow

The $207,539 decrease in our cash position for 2006 compared to 2005 and the increase of $771,846 for 2005 compared to 2004 was attributable to:

	For the year ended December 31,
	2006	2005	2004
Cash used in operating activities	$(992,997)	$(1,090,451)	$(2,784,949)
Cash provided by financing activities	2,169,267	1,898,473	2,783,866
Cash used investing activities	(1,190,569)	(46,336)	(723,580)
Comprehensive gain (loss) due to the effect of exchange rate changes	$(193,240)	$10,160	$(12,107)
	$(207,539)	$771,846	$(736,770)

Operating Activities

•	2006 - the $992,997 cash used in operating activities reflects our net loss of $3,767,458 adjusted for $2,972,470 of non-cash deductions and a $198,009 net increase in non-cash working capital.

•

2005 - the $1,090,451 cash used in operating activities for 2005 reflected our net loss of $7,836,478 for that period, adjusted for $5,322,813 non-cash deductions and a $1,413,214 net decrease in non-cash working capital balance.

•

2004 - the $2,784,949 in cash used in operating activities for 2004 reflected our net loss of $3,215,915 for that period, adjusted for $674,557 non-cash deductions and discontinued operations and a $228,160 net increase in non-cash working capital balances.

Financing Activities

•	2006 - we raised $2,094,000 net through private placements, $89,137 provided through the exercise of options and $13,870 used to reduce the Note Payable.

•

2005 - we raised $1,649,764 through bridge financing in the form of "Secured Convertible Debentures", $56,275 in cash was provided through the exercise of options, offset by $49,515 decline in subscriptions payable and $241,949 was provided through loan agreements.

•

2004 - we raised $2,366,042 net through private placements, $233,253 was provided through loan agreements, offset by $33,956 decline in subscriptions payable and $218,527 in cash was provided through the exercise of options.

Investing Activities

•

2006 - there was no sale of land in 2006; the primary use of cash was for other property and equipment ($71,270) and oil and natural gas properties ($35,148). $1,083,711 was used for short-term investments.

•

2005 - the sale of land at Drumheller, Alberta generated $42,992 in cash; the primary use of cash was for other property and equipment ($30,673) and oil and natural gas properties ($563,655). $505,000 was redeemed from short-term investments.

•

2004 - the sale of land at Scandia, Alberta generated $31,653 in cash; the primary use of cash was for other property and equipment ($44,358) and oil and natural gas properties ($160,875). $550,000 was converted into redeemable short-term investments.

Contractual Commitments

Contractual obligations as of December 31, 2006:

		Payments Due by Period
	Total ($)	Less Than 1 Year	1-3 Years	4-6 Years
Loan from officer/shareholder	194,137	194,137	-	-
Rent or operating lease	1,151,800	190,671	587,395	373,734

Refer to Consolidated Financial Statements note 6, Note Payable, for details on loan agreement from officer/shareholder .

Refer to Consolidated Financial Statements note 14, Commitments and Contingencies.

Capital Resources

The company has no significant capital commitments.

Transactions with Related Parties

	Twelve months ended December 31,
	2006	2005	2004
Collective wages, fees and benefits paid to executive officers of the	$162,027	$107,389	$116,373
Company who were also directors of the Company
Accounts receivable due from executive officers	-	2,884	5,803
Interest expense recognized or paid to related parties and officers	$14,678	$25,636	$-

Refer to Consolidated Financial Statements note 8, Preferred Shares, for details on the Technical Transfer Agreement that was executed December 31, 2006 between the Company and its CEO, President and Board member.

A Director of NXT is also an officer for one of our SFD survey clients. We recorded $531,523 of survey revenue in 2006 and had $263,494 of outsanding accounts receivable at December 31, 2006 from this client.

582,787 common shares were issued in 2006 to discharge liabilities accrued at December 31, 2005 for obligations incurred related to services provided by consultants for corporate strategy and planning services. Of these, 65,534 common shares were issued to an individual who is currently an officer and 400,000 were issued to an individual who is currently a director of the Company. In both cases the services were provided prior to these individuals accepting their positions with the Company.

Fourth Quarter

Two significant events impacted the fourth quarter of 2006. The Company showed an increase in survey revenue of $1,063,645 (Q3 - Nil). Depletion and impairment expense increased by $976,000 over Q3 ($41,200) due to impairment of the value of our unproved properties.

Critical Accounting Estimates

The preparation of these consolidated financial statements is in accordance with accounting principles generally accepted in the United States of America and requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods. Estimates include allowances for doubtful accounts, valuation of the note receivable, estimated useful lives of assets, provisions for contingent liabilities, and measurement of stock based compensation, valuation of future tax assets, valuations of convertible debentures and determination of proved reserves. All estimates and assumptions reflect management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary. Actual results may differ from those estimates.

Changes in the accounting estimates or assumption could have a significant impact on the reported Consolidated Statement of Loss.

The key elements and assumptions that we have made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in our 2005 audited consolidated financial statements.

Income Tax Accounting

The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

Stock-Based Compensation

The Company uses the fair value method for valuing stock options. Under this method, as new options are granted, the fair value of these options will be expensed on a straight-line basis over the applicable vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of somewhat subjective assumptions including expected stock volatility.

Change in Accounting Policies Including Initial Adoption

In December 2004, the FASB issued SFAS 123-R (revised 2004), "Share Based Payment." SFAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Refer to the Consolidated Financial Statements note 2 "Share-Based Payments" section for further details.

Risk Factors Going Concern

NXT has not generated a net income nor generated cash from operating activities throughout its history. The Company has operated on cash generated from equity raised largely through private placements. Should we fail to earn sufficent revenue we would ultimately be forced to suspend our operations and possibly liquidate our assets, wind-up and dissolve our Company.

Estimates and Assumptions

The preparation financial statements require our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates include allowances for doubtful accounts, valuation of the convertible debentures, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be acheived.

The estimates and assumptions are based upon the best information available to management, however, we cannot provide assurance that future events will not prove that these estimates and assumtions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss, assets or liabilities.

Related Party Transactions

We have related party transactions between NXT and its officers and directors. The most significant transaction was the Technical Transfer Agreement executed on December 31, 2006 between NXT and its CEO, President and Director wherin the NXT issued 10,000,000 preferred shares in exchange for the aquisition of the SFD Technolgy. All related party transaction have the potential for conflicts of interest that may undermine the Board's fiduciary responsiblity to NXT shareholders.

NXT manages this conflict of interest risk through maintenance of a strong independent Board of Directors. Four of the five Directors are independent. All transactions between officers and or directors of the Company are negotiated on behalf of NXT and voted upon by disinterested Directors to protect the best interest of shareholders.

Oil and Gas Price Fluctuations

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of products or properties will be impacted by oil and natural gas prices. The impact of price changes on any potential sale of the our existing oil and natural gas property or our ability to enter into SFD survey contracts cannot be readily determined, however, in general if commodity prices decline our opportunity to sell properties or execute SFD survey contracts will also decline.

Currency Fluctuations

We currently hold our cash in Canadian as well as in U.S. dollars. Additionally most of our operating expenses are incurred in Cdn. Dollars. Our reporting currency is U.S. dollars. These positions expose us to exchange rate fluctuations between the Canadian and United States currencies. We do not engage in currency hedging activities.

Interest Rate Fluctuations

We currently maintain some of our available cash in short term investments that generate intrest income that can be adversely affected by any material changes in interest rates.

Management

Our success is currently largely dependent on the performance of our directors and officers. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance we can maintain the services of our directors, officers or other qualified personnel required to operate our business.

Charter Aircraft Availablity

NXT, since the sale of its aricraft in 2003, has relied upon the availablity of aircraft from charter operators. Charter operators provide the required aricraft for SFD survey operations on an as required basis for an hourly charter fee. NXT is not required to make a capital investment in a chartered aircraft. The only potential is to pre-payment for desired blocks of aircraft time. Should the Company be unable to acquire an aircraft that is suitable from a charter operator, then NXT would be required to acquire an aircraft either through an outright purchase or lease.

We were advised in early 2007 that the charter operator that has provided our aircraft in 2006 would no longer provide the aircraft beyond the first quarter of 2007. We are currently in active conversation with alternative charter operators, however if a suitable charter aircraft cannot be found the company may be required to acquire an aircraft. Suitable used aircraft have been located in the range of $1,500,000 to $7,000,000.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the Company to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2006 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 in the United States and National Instrument 51-102 Continuous Disclosure Obligations in Canada. Based upon the foregoing, our Responsible Officers concluded that our disclosure controls and procedures are effective in the timely alerting of management particularly in light of the Company's size, structure and stage of development.

Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The Company utilizes outside assistance and advice on complex financial, taxation and reporting issues, which is common with companies of a similar size. We have assessed the design of our internal control over financial reporting and during this proces we identified potential weaknesses in internal controls over financial reporting which are as follows:

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Due to the limited number of staff at the Company it is not feasible to achieve complete segregation of incompatible duties. The Company has mitigated this weakness in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our Board of Directors is actively involved in many aspects including approval of all Authorities of Expenditure, including those with limited financial impact; and

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The Company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The Company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and audit committee for quality assurance.

As a result of our assessment of the design of our internal control over financial reporting, we conclude that there is only a remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

For additional information on Energy Exploration Technologies Inc please consult our web page www.nxtenergy.com, or the SEDAR webpage http://sedar.com.